Indaptus Therapeutics, Inc.

3 Columbus Circle

15th Floor

New York, New York 10019

December 30, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Indaptus Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-269000

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Indaptus Therapeutics, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-269000) of the Registrant (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will be declared effective at 4.30 p.m., Eastern Time, on December 30, 2022, or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, P.A., by calling Eyal Peled at (212) 801 9210. The Company hereby authorizes Mr. Peled to orally modify or withdraw this request for acceleration.

Very truly yours,

INDAPTUS THERAPEUTICS, INC.

By:	/s/ Nir Sassi
Name:	Nir Sassi
Title:	Chief Financial Officer

cc:	Gary Emmanuel (Greenberg Traurig, P.A.)